Exhibit 15.1

CHINA NATURAL RESOURCES REPORTS FIRST HALF 2023 RESULTS

HONG KONG, December 22, 2023 – China Natural Resources, Inc. (NASDAQ: CHNR) (the “Company”) today announced its results of operations for the six months ended June 30, 2023. For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = CNY7.2535 as quoted by www.ofx.com on June 30, 2023, except as otherwise disclosed.

Mr. Wong Wah On Edward, Chairman of the Company, commented, “We are prudently investing in our exploration activities as we work to extract further value from the Wulatehouqi Moruogu Tong Mine. The disposition of Shanghai Onway Environmental Development Co., Limited (“Shanghai Onway”) in July 2023 can help the Company streamline its resources and invest in opportunities that will help the Company grow. We are pleased with the positive outcome of our due diligence investigation of the proposed acquisition of Williams Minerals. The Company has paid a deposit of US$35 million by way of promissory notes in April 2023. We will move forward and leverage our mining expertise as we continue to execute on our long-term business strategy.”

Financial Results for the Six Months Ended June 30, 2023

Revenue for the six months ended June 30, 2023 was CNY12.22 million (US$1.68 million), as compared to CNY16.07 million for the same period in 2022. The decrease was mainly caused by the drop of revenue from construction contracts as the number of the projects and construction progress in the first half of 2023 were both lower than those in the first half of 2022.

Cost of sales for the six months ended June 30, 2023 was CNY5.38 million (US$0.74 million), as compared to CNY8.77 million for the same period in 2022. This decrease was in accordance with the progress recognition of revenue in the first half of 2023.

Gross profit margin was 55.99% for the six months ended June 30, 2023, as compared to 45.43% for the same period in 2022. The surge of gross profit margin was mainly due to the recognition of construction contract revenue of certain projects in 2023, while the comparable costs of these projects were recognized in previous years when incurred. The recognition of revenue for advance or additional construction services provided in previous years outside the scope of the signed contracts for which the Company incurred and recognized the related costs without the corresponding revenue was because not all attributes of a contract were met under International Financial Reporting Standards 15 Revenue from Contracts with Customers in previous years.

Selling and distribution expenses for the six months ended June 30, 2023 was CNY0.42 million (US$0.06 million), as compared to CNY0.41 million for the same period in 2022. No material fluctuation was noted for the comparative periods.

Administrative expenses for the six months ended June 30, 2023 were CNY10.02 million (US$1.38 million), as compared to CNY8.73 million for the same period in 2022. The increase was mainly due to the professional service fees incurred in 2023 in relation to the Company’s potential acquisition of Zimbabwe lithium mines.

Other income for the six months ended June 30, 2023 were CNY0.64 million (US$0.09 million), as compared to CNY0.73 million for the same period in 2022. No material fluctuation was noted for the comparative periods.

Fair value loss on financial instruments for the six months ended June 30, 2023 was CNY0.09 million (US$0.01 million), as compared to a gain of CNY0.56 million for the same period in 2022.  The amount represented the fluctuation of fair values of the Company’s outstanding warrants.

Impairment losses on financial assets for the six months ended June 30, 2023 was CNY10.76 million (US$1.48 million), as compared to CNY2.97 million for the same period in 2022.  The increase was mainly due to the increased expected credit loss on the loan and interest receivable from an unrelated company, Shenzhen Chaopeng Investment Co., Ltd.  and contract assets related to construction contracts.

Finance costs for the six months ended June 30, 2023 were CNY1.93 million (US$0.27 million), as compared to CNY1.82 million for the same period in 2022. No material fluctuation was noted for the comparative periods.

Finance income for the six months ended June 30, 2023 were CNY8.10 million (US$1.12 million), as compared to CNY9.38 million for the same period in 2022. The decrease was mainly caused by the decrease of interest income on revenue contracts with significant financing component.

The income tax expense was CNY1.83 million (US$0.25 million) for the six months ended June 30, 2023, as compared to CNY0.36 million for the same period in 2022. The increase was mainly attributable to the decrease of deferred tax income as it is not probable that future taxable profits will be available, so the Company did not recognize deferred tax assets for the changes of deductible temporary difference for the six months ended June 30, 2023.

Loss for the six months ended June 30, 2023 was CNY9.46 million (US$1.30 million) as compared to a profit of CNY3.67 million for the six months ended June 30, 2022. The loss in the first half of 2023 was mainly due to the increase in both impairment loss on financial assets and administrative expenses and decrease in finance income.

The Company had a CNY32.21 million (US$4.44 million) balance of cash and cash equivalents at June 30, 2023.

About China Natural Resources:

China Natural Resources, Inc. (NASDAQ: CHNR) is currently a holding company that operates in two reportable operating segments: wastewater treatment and exploration and mining. Upon the completion of Precise Space-Time Technology disposition on July 28, 2023, the Company is engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metal, and is actively exploring business opportunities in the healthcare and other non-natural resource sectors. China Natural Resources recently agreed to acquire Williams Minerals, which operates a lithium mine in Zimbabwe, for a maximum consideration of US$1.75 billion. While there is no guarantee, the acquisition of Williams Minerals is expected to close in 2024. Williams Minerals is owned by China Natural Resources’ controlling shareholder, Feishang Group Limited, and a non-affiliate, Top Pacific (China) Limited.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to: the potential presented by the healthcare and wastewater treatment sectors in the People’s Republic of China (the “PRC”) and other industry sectors in the PRC generally; the impact on the Company’s financial position, growth potential and business of an investment in the wastewater treatment sector of the PRC generally and in Precise Space-Time Technology and Shanghai Onway specifically; the experience, supply chain and customer relationships and market insights of the Precise Space-Time Technology team; the growth potential of the wastewater treatment and environmental protection industries in the PRC; the impact on the Company’s financial position of an investment in the healthcare sector of the PRC; and the Company’s ability to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: possible downturns in the healthcare or wastewater treatment sectors in the PRC or other sectors that the Company may invest in; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to governmental, economic and political circumstances in the PRC; uncertainties related to metal price volatility; uncertainties related to the Company’s ability to fund operations; uncertainties related to possible future increases in operating expenses, including costs of labor and materials; uncertainties related to the impact of the COVID-19 pandemic; uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Amounts in thousands, except share and per share data)

	Six Months Ended June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	16,072	12,216	1,684
Cost of sales	(8,771)	(5,376)	(741)
GROSS PROFIT	7,301	6,840	943

Selling and distribution expenses	(410)	(420)	(58)
Administrative expenses	(8,733)	(10,018)	(1,381)
Other income	731	642	89
Fair value gain/(loss) on financial instruments, net	559	(86)	(12)
Impairment losses on financial assets	(2,972)	(10,763)	(1,484)
Finance costs	(1,822)	(1,930)	(266)
Finance income	9,376	8,101	1,117

PROFIT/(LOSS) BEFORE INCOME TAX	4,030	(7,634)	(1,052)

Income tax expense	(357)	(1,827)	(252)

PROFIT/(LOSS) FOR THE PERIOD	3,673	(9,461)	(1,304)

ATTRIBUTABLE TO:
Owners of the Company	1,949	(10,742)	(1,481)
Non-controlling interests	1,724	1,281	177

	3,673	(9,461)	(1,304)

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- Earnings/(loss) per share	0.24	(1.31)	(0.18)

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022

(Amounts in thousands)

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	424	324	45
Intangible assets	19,381	18,987	2,618
Right-of-use assets	2,993	2,329	321
Trade receivable	10,520	4,714	650
Contract assets	89,713	89,085	12,282
Other non-current assets	4	252,738	34,844

TOTAL NON-CURRENT ASSETS	123,035	368,177	50,760

CURRENT ASSETS
Inventories	729	912	126
Trade receivables	46,760	56,274	7,758
Bills receivables	8,500	9,200	1,268
Contract assets	21,647	17,842	2,460
Prepayments	1,732	1,795	247
Other receivables	82,733	79,279	10,930
Other current assets	3,160	3,165	436
Cash and cash equivalents	31,695	32,209	4,440

TOTAL CURRENT ASSETS	196,956	200,676	27,665

TOTAL ASSETS	319,991	568,853	78,425

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JUNE 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022

(Amounts in thousands)

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	20,326	21,529	2,968
Contract liabilities	690	690	95
Other payables and accruals	16,724	96,022	13,239
Income tax payable	10,732	11,729	1,617
Provision	494	—	—
Derivative financial liabilities	824	958	132
Interest-bearing loans and borrowings	3,000	3,500	483
Lease liabilities	1,317	1,309	182
Due to related companies	3,408	6,117	843
Due to the Shareholder	7,153	184,054	25,375

TOTAL CURRENT LIABILITIES	64,668	325,908	44,934

NON-CURRENT LIABILITIES
Deferred tax liabilities	5,276	5,266	726
Lease liabilities	1,598	1,073	148
Interest-bearing loans and borrowings	71,000	69,000	9,513

TOTAL NON-CURRENT LIABILITIES	77,874	75,339	10,387

TOTAL LIABILITIES	142,542	401,247	55,321

EQUITY
Issued capital	450,782	450,782	62,146
Other capital reserves	735,319	735,319	101,374
Accumulated losses	(1,109,010)	(1,119,752)	(154,374)
Other comprehensive losses	(9,322)	(9,704)	(1,340)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	67,769	56,645	7,806
NON-CONTROLLING INTERESTS	109,680	110,961	15,298

TOTAL EQUITY	177,449	167,606	23,104

TOTAL LIABILITIES AND EQUITY	319,991	568,853	78,425

The condensed consolidated statements of profit or loss of the Company for the six months ended June 30, 2023 and 2022, and the condensed consolidated statements of financial position of the Company as of December 31, 2022 and June 30, 2023, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The condensed consolidated statements of profit or loss and the condensed consolidated statements of financial position have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022 contained in the Company’s Annual Report on Form 20-F as filed with the Commission on May 15, 2023.